Mail Stop 3561

November 21, 2006

Mr. James A. Yost, Chief Financial Officer
Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, Michigan 48168

> **Re:** **Hayes Lemmerz International, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2006**
> **Filed April 21, 2006**
> **File No. 000-50303**

Dear Mr. Yost:

We have reviewed your response letter dated October 20, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended January 31, 2006
Consolidated Balance Sheets, page 45

1.   We note your response to our prior comment 3 and believe future filings should
        be expanded to explain in further detail why the classification of the preferred
        stock issued is appropriately recorded as a minority interest and why you believe
        that the reclassification adjustment from liability to minority interest was not
        material to the current or prior periods. The level of detail provided should be
        similar to that provided in response to our prior comment number 34.

Notes to Consolidated Financial Statements, page 48

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 50
Principles of Consolidation, page 51

2.   We note your response to our prior comment 4 and are not persuaded that you
        have properly presented the change in your international subsidiaries' change in
        fiscal year end. In this regard, we believe you should revise your presentation and
        disclosure to properly reflect and discuss the change in your international
        subsidiaries' fiscal year end accordingly. It is staff position that when a parent
        changes the fiscal year end of a subsidiary no more than 12 months of operations
        of the subsidiary are to be included in the consolidated statements. Further, any
        income in excess of 12 months should be charged or credited directly to retained
        earnings. Disclosure regarding the change should include the periods
        consolidated, amount of sales, income before extraordinary items and net income
        for the period represented by the charge or credit to retained earnings.

Note 21. Off Balance Sheet Arrangements, page 80

3.   We note your response to our prior comment 15 and require further clarification.
        Please provide further details of your accounting for these securitization
        arrangements in compliance with SFAS 140. Include in your response whether
        the qualifying SPE is consolidated in your financial statements and if so, how you
        classify amounts pledged against borrowings in accordance with paragraph 15 of
        SFAS 140, and explain why the short term note issued by the qualifying SPE to
        the non-consolidated SPE is reflected in "Other Receivables" on your balance
        sheet.

4.   In a related matter, clarify the statement from your response that due to asset
        servicing fees approximating the costs of servicing, no servicing asset or liability
        was recognized. Explain how the right of offset applies. Refer to FIN 39.

You may contact Heather Tress at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief